UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                CALA CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   224908 30 1
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                                 (CUSIP Number)

                                 Gary Modafferi
                               3003 Balboa Street
                             San Francisco, CA 94121
                                 (415) 751-4536
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 224908  30  1

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Gary Modafferi

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         No

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

-----------------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
BY OWNED BY EACH REPORTING      7.         SOLE VOTING POWER             2,150,000 shares
PERSON WITH                                                              of Common Stock
-----------------------------------------------------------------------------------------


                                8.         SHARED VOTING POWER                 N/A
-----------------------------------------------------------------------------------------


                                9.         SOLE DISPOSITIVE POWER        2,150,000 shares
                                                                         of Common Stock
-----------------------------------------------------------------------------------------


                                10.        SHARE DISPOSITIVE POWER             N/A
-----------------------------------------------------------------------------------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,150,000 shares of Common Stock

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7% of Common Stock

14.      TYPE OF REPORTING PERSON

         IN

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

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement related to the Common Stock, $.005 par value (the "Common Stock"), and other securities of Cala Corporation (formerly Creative Restaurant Concepts, Inc.), an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 100 N. Broadway, Suite 1890, Oklahoma City, Oklahoma 73102.


ITEM 2. IDENTITY AND BACKGROUND:

     This statement relates to the securities of Cala Corporation (the "Issuer") acquired by Mr. Gary Modafferi. The principal occupation of Mr. Modafferi has been restaurant management and consulting services. His business address is 3003 Balboa Street, San Francisco, California 94121.

     Mr. Modafferi has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In december 1998, Mr. Modafferi was convicted of distribution of a controlled substance (18 USB, Section 841) in the United States District Court for the District of Hawaii.


ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     Mr. Modafferi acquired 2,800,000 shares of the Common Stock, $.005 par value of the Issuer. The securities were acquired directly from the Issuer. The purchase was made from his personal funds without loans or other financing arrangement by exchanging his rights to a restaurant lease currently under construction at Fishermens Wharf in San Francisco, California. In March, 2000 Mr. Modefferi returned 558,000 to the Issuer and gifted 92,000 shares to various relations and friends.


ITEM 4. PURPOSE OF TRANSACTION:

     The purpose of the acquisitions of the securities of the Issuer by Mr. Modafferi was primarily for investment purposes.

     (a) There are tentative plans and proposals to issue additional securities of the Issuer in exchange for assets.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are presently two vacancies on the Board of Directors of the Issuer, which has an authorized number of five members. There are no plans to change the total authorized number of directors on the Board of Directors, or to change theri term of office.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure; except that the Board of Directors is considering a reverse stock split in the near future.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from over-the-counter pink sheet market.

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY:

     (a) As of the date hereof, Mr. Modafferi is the beneficial owner of 2,150,000 shares of the Common Stock of the Issuer.

     (b) Mr. Modafferi has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Modafferi during the past 60 days.

     (d) To the best knowledge of Mr. Modafferi, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Modafferi.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  April 10, 2000                          By:   /S/ Gary Modafferi
                                                     ---------------------------
                                                         Gary Modafferi